

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

March 31, 2016

<u>Via E-mail</u>
Mr. Robert S. Harrison
Vice Chairman
BancWest Corporation
999 Bishop St.
Honolulu, Hawaii 96813

> **Re:  BancWest Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted March 4, 2016**
> **CIK No. 0000036377**

Dear Mr. Harrison:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

<u>Risk Factors</u>

<u>Certain of our subsidiaries are subject to regulatory requirements and restrictions as a result of enforcement actions brought against BNPP in 2014, page 45</u>

2.      Please identify the sanctioned countries with which BNPP conducted the transactions underlying the settlement and guilty pleas you discuss.

      You may contact Benjamin Phippen at 202-551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.  Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Catherine M. Clarkin, Esquire
    Eric Yeaman